PNC Global Investment Servicing (U.S.) Inc.
760 Moore Road
King of Prussia, PA 19403
December 29, 2009
Securities and Exchange Commission
Division of Investment Management
Attn: Dominic Minore
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highland Funds I (the “Registrant”) 1940 Act File No. 811-21866 1933 Act File No. 333-132400
Dear Mr. Minore:
     In connection with the filing of Post-Effective Amendment No. 19 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 22 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement filed on Form N-1A (the “Amendment”), set forth below are responses to the comments the staff of the Securities and Exchange Commission (the “Staff”) provided orally on December 18, 2009 to Jaime Etzler of PNC Global Investment Servicing (U.S.) Inc. and Sarah Clinton of Ropes & Gray LLP, with respect to Post-Effective Amendment No. 18 under the 1933 Act, and Amendment No. 21 under the 1940 Act, to the Registrant’s Registration Statement filed on Form N-1A (the “Prior Amendment”).
     We appreciate the opportunity to address your comments regarding certain disclosure contained in the Prior Amendment. As requested by you, certain responses to the Staff’s comments are reflected in the prospectuses and statement of additional information, contained in the Amendment.
     We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Registrant’s response to the Staff’s comments.
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Dominic Minore

December 29, 2009
PROSPECTUSES
1.	In “Principal Risks of Long/Short Equity Fund – Portfolio Turnover Risk,” disclose that Long/Short Equity Fund has had high portfolio turnover and that high portfolio turnover could result in higher taxable distributions to the Fund’s shareholders.
Response: The Registrant has incorporated the requested revision.
2.	With regard to footnote 8 to the tables provided under the heading “Fees and Expenses” for each Fund, explain why “Other Expenses” have been restated.
Response: Footnote 8 has been removed from each Fund’s “Fees and Expenses” table.
3.	Confirm whether each Fund’s expenses related to short sales are greater than five basis points of the average net assets of such Fund. If such expenses are greater than five basis points, provide a related subcaption under “Other Expenses” in the respective Fund’s “Fees and Expenses” table and disclose such amount. If such expenses are less than five basis points, but greater than one basis point, consider providing a footnote to the respective Fund’s “Fees and Expenses” table indicating that such amount is included in “Other Expenses.”
Response: The Registrant has added the requested line item in the expense table for Long/Short Equity Fund and confirms that expenses related to short sales were less than one basis point for Healthcare Fund.
4.	Throughout the Prospectus, and particularly with respect to the “How to Buy Shares” and “Redemption of Shares” sections, the terms “good form” and “good order” appear to be used interchangeably. Consider refining the language to make the disclosure more consistent. Additionally, in the first paragraph of the “Redemption of Shares” section, all applicable requirements for good form or good order should be described in the Prospectus.
Response: The Registrant has revised the disclosure to consistently reflect “in good order” and has removed the reference to the SAI in the first paragraph of the “Redemption of Shares” section.

Dominic Minore

December 29, 2009
STATEMENT OF ADDITIONAL INFORMATION
1.	With respect to the disclosure provided under “Investment Policies and Strategies — Securities Loans,” consider providing disclosure related to whether the Fund uses a separate entity to reinvest collateral and, if so, whether that entity participates in the income earned on the reinvestment.
Response: The Registrant has incorporated the requested revision.
2.	In “Investment Policies and Strategies — Reverse Repurchase Agreements,” clarify whether the Funds are limited to engaging in reverse repurchase agreements solely with respect to debt securities held by the Funds.
Response: The Registrant has incorporated the requested revision.
3.	Provide disclosure stating that Long/Short Equity Fund may not issue senior securities or borrow money pursuant to which lenders would be able to foreclose on more than 33 1/3% of the Fund’s total assets.
Response: The Registrant has included disclosure in “Investment Restrictions” as follows:
“The 1940 Act currently permits an open-end investment company to borrow money from a bank so long as immediately after any such borrowing the ratio that the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%. A lender to a Fund may require that the Fund pledge its assets as collateral. If a Fund were to default on a loan secured by pledged assets, the lender would be entitled to foreclose on and dispose of the pledged assets, but the lender could retain only the amount of assets (or the disposition proceeds of such assets) necessary to pay off the defaulted loan.”
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As instructed by the Staff, the Registrant is also submitting the following:
The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dominic Minore

December 29, 2009
          Please direct any questions concerning this letter to the undersigned at 610-382-8667.

Very truly yours,
/s/ David C. Lebisky
David C. Lebisky

cc:	M. Jason Blackburn, Highland Capital Management, L.P. Sarah Clinton, Ropes & Gray LLP